SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Twelve-Month Period Ended December 31, 2000

Commission File No. 0-20165

A.    Full title of the plan and the address of the plan if different from that of the issuer named below:

STERIS Corporation 401(k) Plan and Trust

B.    Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

STERIS Corporation
5960 Heisley Road
Mentor, Ohio 44060

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

STERIS Corporation 401(k) Plan and Trust

December 31, 2000 and 1999, and the Year Ended December 31, 2000
with Report of Independent Auditors

STERIS Corporation 401(k) Plan and Trust

Audited Financial Statements and Supplemental Schedule

December 31, 2000 and 1999,
and the Year Ended December 31, 2000

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)	9

Exhibits

Exhibit 23 - Consent of Independent Auditors	11

Report of Independent Auditors

Board of Directors
STERIS Corporation
Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of STERIS Corporation 401(k) Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 25, 2001

STERIS Corporation
401(k) Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2000	1999

Assets
Investments, at fair value	$154,510,912	$144,219,377

Receivables:
Employer contributions	862,727	1,129,532
Employee contributions	74,738	—
Accrued income and other	103,144	53,358

Total receivables	1,040,609	1,182,890

Total assets	155,551,521	145,402,267

Liabilities
Accrued purchase of investments	(77,672)	(134,371)

Net assets available for benefits	$155,473,849	$145,267,896

See accompanying notes.

STERIS Corporation
401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2000

Additions
Net appreciation in fair value of investments	$2,501,549
Interest and dividends	6,318,100

8,819,649

Contributions:
Participant	10,216,613
Employer	3,579,422
Rollovers	296,892

14,092,927

Total additions	22,912,576

Deductions
Benefits paid directly to participants	12,627,161
Administrative expenses	79,462

12,706,623

Net increase	10,205,953

Net assets available for benefits:
Beginning of year	145,267,896

End of year	$155,473,849

See accompanying notes.

STERIS Corporation
401(k) Plan and Trust

Notes to Financial Statements

December 31, 2000 and 1999

A.    Description of Plan

The following brief description of the STERIS Corporation 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s provisions.

General

The Plan is a defined contribution plan administered by STERIS Corporation (the “Company” or “STERIS”). All domestic employees of STERIS and certain subsidiaries who have completed three months of service and have attained the age of 18 are eligible to participate. The assets of the Plan are maintained and the transactions therein are executed by KeyBank (the “Trustee”), who also serves as the Plan recordkeeper. Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January, April, July, and October (an “Entry Date”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

A participant is permitted to contribute between 1 percent and 10 percent of his/her compensation received during a calendar year. All contributions made by a participant must be “before-tax” deferred compensation contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make matching discretionary contributions to a participant’s account. The level of matching contributions is determined quarterly by the Company. Employer contributions are allocated to each participant’s account in accordance with the investment election choices made by the participant. For the year ended December 31, 2000, the Company made a 50% matching contribution in cash on the first 6% of participant contributions.

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon and are fully vested in Company matching contributions plus actual earnings thereon at such time the contribution is made, except for the participants of certain subsidiaries which are fully vested upon completion of seven years of service.

A.    Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, loans, withdrawal transfers and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund’s assets at market value.

A participant may elect to invest contributions, including the Company contributions, in any combination of the investment funds offered by the Plan, including STERIS Corporation common stock, in 5 percent increments.

Participants can change their investment direction at any time. A participant may elect to have a portion or all of the balance of his prior contributions (in increments of 5 percent) transferred from any fund in which it is invested to any other fund.

Plan Withdrawals and Distributions

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement elect to receive installment payments over a period not exceeding the life expectancy of the participant or their beneficiary. An employed participant who is age 59-1/2 or older or who has a specific financial hardship may withdraw a portion of their account.

Participants Loans

Participants currently employed may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years and are secured by the balance in the participants account. The loans bear interest at a rate established by the trustee. Principal and interest is paid through payroll deductions.

A.    Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other general and administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The Company has elected to pay audit fees only.

B.    Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments in common stock are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investment funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

B.    Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1999 financial statements have been reclassified to conform with the 2000 presentation.

C.    Transactions with Parties-in-Interest

Party-in-interest transactions include the investment in the special funds of the trustee and the payment of administrative expenses.

The Plan purchased shares of common stock of the Company for $5,512,679 and sold shares of common stock of the Company for $2,395,418 during the year ended December 31, 2000.

D.    Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated November 23, 1992, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.    Investments

During 2000, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation/ (Depreciation) in Fair Value of Investments

Fair value as determined by quoted market price:
STERIS Corporation common stock	$11,191,268
Mutual funds	(9,528,218)
Common/collective fixed income investment funds	838,499

$2,501,549

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2000	1999

EB Magic Fund	$14,772,920	$12,710,912
Victory Stock Index Fund	57,116,818	61,892,841
Victory Balanced Fund	43,891,361	43,449,157
STERIS Corporation common stock	31,232,077	17,337,076

STERIS Corporation
401(k) Plan and Trust

Employee Identification Number--34-1482024 Plan Number--001

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of Issue, Borrower, or Lessor Similar Party	Description of Investment Including Maturity Date, Rate of Interest Par, or Maturity Value	Current Value

Common Stock
*STERIS	STERIS Corporation common stock	$31,232,077

Mutual Funds
*KeyBank National Association	Victory Stock Index Fund	57,116,818
	Victory Balanced Fund	43,891,361
	Victory Investment Quality Bond Fund	3,734,622

		104,742,801

Common/Collective Fixed Income Investment Funds
*KeyBank National Association	EB Magic Fund	14,772,920
	EB Money Market Fund	95,945

		14,868,865

Other
*Participant Loans	Bearing interest between 6% and 11% and maturing through 2006	3,667,169

		$154,510,912

* Indicates party-in-interest to the Plan.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS Corporation 401 (k) Plan and Trust

Dated: June 29, 2001	By:	/s/ William L. Aamoth
William L. Aamoth
Treasurer